UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(b)

(Amendment No.   )*

Independence Contract Drilling, Inc.

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

453415 309

(CUSIP Number)

August 7, 2014

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒  Rule 13d-1(c)

☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 453415 309	13G	Page 2 of 8

1	Name of Reporting Person 4D Global Energy Advisors SAS
2	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☒ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization France

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0 shares
	6	Shared Voting Power 2,562,500
	7	Sole Dispositive Power 0 shares
	8	Shared Dispositive Power 2,562,500

9	Aggregate Amount Beneficially Owned by Each Reporting Person 2,562,500
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11	Percent of Class Represented by Amount in Row 9 11.21%
12	Type of Reporting Person FI

CUSIP NO. 453415 309	13G	Page 3 of 8

1	Name of Reporting Person 4D Global Energy Investments plc
2	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☒ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Ireland

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0 shares
	6	Shared Voting Power 2,562,500
	7	Sole Dispositive Power 0 shares
	8	Shared Dispositive Power 2,562,500

9	Aggregate Amount Beneficially Owned by Each Reporting Person 2,562,500
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11	Percent of Class Represented by Amount in Row 9 11.21%
12	Type of Reporting Person FI

CUSIP NO. 453415 309	13G	Page 4 of 8

1	Name of Reporting Person Tighe Noonan
2	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☒ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization US

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0 shares
	6	Shared Voting Power 2,562,500
	7	Sole Dispositive Power 0 shares
	8	Shared Dispositive Power 2,562,500

9	Aggregate Amount Beneficially Owned by Each Reporting Person 2,562,500
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11	Percent of Class Represented by Amount in Row 9 11.21%
12	Type of Reporting Person IN

CUSIP NO. 453415 309	13G	Page 5 of 8

Item 1(a).	Name of Issuer:
Item 1(b).	Address of Issuer's Principal Executive Offices:

Independence Contract Drilling, Inc. (the "Issuer")
11601 North Galayda Street
Houston, Texas 77086

Item 2(a).	Name of Person Filing:
Item 2(b).	Address of Principal Business Office or, if None, Residence:
Item 2(c).	Citizenship:

4D Global Energy Advisors SAS ("Advisor")
15, Rue De La Baume
Paris, France 75008
Citizenship: France

4D Global Energy Investments plc ("Investment Fund")
3rd Floor, IFSC House
Dublin, Ireland L2
Citizenship: Ireland

Tighe Noonan ("Noonan")
11601 North Galayda Street
Houston, Texas 77086
Citizenship: United States of America

Each of the foregoing is referred to as a "Reporting Person" and collectively as the "Reporting Persons".

Item 2(d).	Title of Class of Securities:

Common Stock, $0.01 par value per share (the "Common Stock")

Item 2(e).	CUSIP Number:

453415 309

CUSIP NO. 453415 309	13G	Page 6 of 8

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act;
(b)	☐	Bank as defined in section 2(a)(6) of the Act;
(c)	☐	Insurance company as defined in section 3(a)(19) of the Act;
(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940;
(e)	☐	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act;
(j)	☐	a non-U.S. institution in accordance with § 240.13d-1(b)(1(ii)(J);
(k)	☐	Group, in accordance with § 240.13d-1(b)(1)(ii)(K).

Item 4.	Ownership:

The following should not be construed in and of itself as an admission by any Reporting Person as to beneficial ownership of any shares of Common Stock owned by another Reporting Person. Each of Advisor and Noonan disclaims beneficial ownership of the shares of Common Stock beneficially owned by Investment Fund and the filing of this statement shall not be construed as an admission that any such person or entity is the beneficial owner of such shares.

(a)	Amount beneficially owned: As of August 14, 2014:

(i)	Investment Fund beneficially owned 2,562,500 shares of Common Stock;
(ii)	Advisor may be deemed to beneficially own 2,562,500 shares as the appointed Alternative Investment Fund Advisor of Investment Fund; and
(iii)	Noonan may be deemed to beneficially own 2,562,500 shares as the general manager of Advisor.

(b)	Percent of Class: The following percentages are based upon 22,855,155 shares of Common Stock outstanding as of August 14, 2014:

(i)	Investment Fund: 11.21%
(ii)	Advisor: 11.21%
(iii)	Noonan: 11.21%

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: See Cover Page Items 5-9
(ii)	Shared power to vote or to direct the vote: See Cover Page Items 5-9
(iii)	Sole power to dispose or to direct the disposition of: See Cover Page Items 5-9
(iv)	Shares power to dispose or to direct the disposition of: See Cover Page Items 5-9

CUSIP NO. 453415 309	13G	Page 7 of 8

Item 5.	Ownership of Five Percent or Less of a Class.

Not Applicable.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.

Advisor and Noonan share voting and dispositive power over the shares of Common Stock beneficially owned by Investment Fund.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certification.

By signing below each of the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

CUSIP NO. 453415 309	13G	Page 8 of 8

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  August 17, 2014

4D GLOBAL ENERGY INVESTMENTS PLC

By:	/s/ Tighe Noonan
Name:	Tighe Noonan
Title:	Authorized Signatory

4D GLOBAL ENERGY ADVISORS SAS

By:	/s/ Tighe Noonan
Name:	Tighe Noonan
Title:	Authorized Signatory

TIGHE NOONAN

/s/ Tighe Noonan